FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of May, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           --------------------------------------------------------
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           --------------------------------------------------------
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


        Form 20-F        X             Form 40-F
                    ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


        Yes                            No               X
                    ---------                     ----------




If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG


                 SUMMARY OF DELIBERATIONS OF THE EXTRAORDINARY
              GENERAL SHAREHOLDERS' MEETING HELD ON MAY 28, 2003


The proposal of the Board of Directors to CEMIG's shareholders was approved in its entirety at the Extraordinary General Shareholders' Meeting held at 10:00 a.m. on May 28, 2003 at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil. The following items were approved:


     I-  Amendments to CEMIG's By-laws:

         1. Article 1 was amended, conforming CEMIG's corporate purpose to legal requirements.

         2.  Article 2 was amended, allowing CEMIG to establish offices abroad.

         3. The sole paragraph of Article 5 was deleted, conforming the By-laws to Article 47 of Law 6,404/1976 and its subsequent amendments;

         4. The heading of Article 8 was amended; however, the first and second paragraphs were preserved, ensuring that the State of Minas Gerais retains the majority of voting shares unless prior authorization by the State House of Representatives is given;

         5. The sole paragraph of Article 9 was inserted, conforming the By-laws to Article 126 of Law 6,404/1976 and its subsequent amendments, as well as expediting the procedures necessary to call General Shareholders' Meetings;

         6. The first paragraph of Article 14 was amended, emphasizing the requirements of knowledge by all directors at a Board of Directors' meeting in the event of meetings called on an expedited basis;

         7. Subsections "j" and "l" were inserted into Article 17, better defining the Board of Directors' responsibilities;

         8. The heading of Article 18 was amended, modifying the constitution of the Board of Executive Officers;

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         9.  The heading of Article 19 was amended, assigning to the Executive
             Vice President the authority to act as substitute for the Chief Executive Officer during his/her temporary absences;

         10. Article 22 was amended, modifying the Executive Officers' duties;

         11. Paragraph 3 of Article 21 was amended, reflecting the new constitution of the Board of Executive Officers;

         12. Paragraph 4 of Article 21 was amended, more precisely defining the Executive Officers' duties;

         13. The sole paragraph of Article 23 was inserted, establishing the criteria to elect the chairperson of the Fiscal Council and to authorize such person to summon and to chair Fiscal Council meetings;

         14. The sole paragraph of Article 28 and the heading of Article 30 were amended, conforming them to Article 189 of Law 6,404/1976 and its subsequent amendments;

         15. Article 33 was amended, clearly providing that the actions authorized by the By-laws are only authorized to the extent they comply with applicable law; and

         16. Article 12 was amended, modifying the Board of Directors' composition that is now comprised of 14 directors and their respective alternates. Paragraph 3 of Article 12 was inserted, ensuring that minority holders of common shares and minority holders of preferred shares have the right to elect, in a separate voting process, one director and his/her alternate, respectively.

     II- Election of directors and their respective alternates in connection with the amendment of Article 12 modifying the Board of Directors' composition.

         1. Election of the director Francisco Roberto Andre Gros and his alternate, Arnaldo Jose Vollet, by minority holders of preferred shares.
         2. Election of the remaining 13 directors and their respective alternates through cumulative voting, in accordance with Article 141 of Law 6,404/1976, amended by Law 10,303/2001, as follows:
                  i.  By the shareholder Estado de Minas Gerais:
                      Wilson Nelio Brumer and his alternate, Fernando Lage de Melo.
                      Djalma Bastos de Morais and his alternate, Luiz Antonio Athayde Vasconcelos.
                      Francelino Pereira dos Santos and his alternate, Marco Antonio Rodrigues da Cunha.

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                      Antonio Adriano Silva and his alternate, Francisco Sales
                      Dias Horta.
                      Flavio Jose Barbosa de Alencastro and his alternate, Guilherme Horta Goncalves Junior.
                      Aecio Ferreira da Cunha and his alternate, Eduardo Lery Vieira. Maria Estela Kubitschek Lopes and her alternate, Fernando Henrique Schuffner Neto.
                      Alexandre Heringer Lisboa and his alternate, Franklin Moreira Goncalves.


                  ii. By the shareholder Southern Electric Brasil Participacoes
                      Ltda.:
                      Oderval Esteves Duarte Filho and his alternate, Geraldo Dannemann.
                      Marcelo Pedreira de Oliveira and his alternate, Luiz Felippe Leal da Fonseca Junior. Joao Bosco Braga Garcia and his alternate, Carlos Suplicy de Figueiredo Forbes. Sergio Lustosa Botelho Martins and his alternate, Marc Leal Claassen.
                      Mario Lucio Lobato and his alternate, Andre Luiz
                      Garbuglio.















Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.




Contacts:

Luiz Fernando Rolla                             Eliza Gibbons
Investor Relations Officer CEMIG                The Anne McBride Company
Tel.+55-31-3299-3930                            Tel. 303-477-1350
Fax +55-31-3299-3933                            Fax  212-983-1736
Irolla@cemig.com.br                             eliza@annemcbride.com

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                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG




                                 By:  /s/  Flavio Decat de Moura
                                      ---------------------------------------
                                      Name:   Flavio Decat de Moura
                                      Title:  Chief Financial Officer





Date:     May 30, 2003